Bingham McCutchen LLP

2020 K Street NW

Washington D.C. 20006

Thomas S. Harman

Direct Phone:    +1.202.373.6725

Direct Fax:    +1.202.373.6001

thomas.harman@bingham.com

April 12, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen California Quality Income Municipal Fund, Inc. (the “Fund”)

File Nos. 333-184970 and 811-06425

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated December 13, 2012 on the Fund’s filing on Form N-2 (File Nos. 333-184970 and 811-06425), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 15, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2 (File Nos. 333-184970 and 811-06425), which was filed today with the SEC.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the paragraph under “Portfolio Contents” states that “[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments the income from which is exempt from regular federal and California income tax.” Please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

Response: To avoid unnecessary repetition of the shareholder approval requirement, we will add the following language to the “Investment Objectives and Policies” section in the Prospectus Summary on page 1, “The Fund’s investment objectives and certain investment policies identified as such are considered fundamental and may not be changed without stockholder approval.” The referenced policy is identified as fundamental on the cover page. The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

April 12, 2013

2. Comment: The fourth sentence of the paragraph under “Portfolio Contents” states that “[a]s a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality.” Please disclose in this section that this policy will not be changed without 60 days’ prior notice to shareholders. See Investment Company Act Release No. 24828 [66 FR 8509, 8511 (Feb. 1, 2001)].

Response: To avoid unnecessary repetition of the requirement that this policy may not be changed without 60 days’ notice to shareholders, the following language has been added to “The Fund’s Investments—Investment Policies” on page 24 of the Prospectus:

The Fund’s policy of investing under normal market circumstances at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality is not considered to be fundamental by the Fund and can be changed without shareholder approval. However, this policy may only be changed by the Fund’s Board following the provision of 60 days’ prior notice to Common Stockholders.

The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

3. Comment: Please summarize on the Cover Page the Fund’s policies with regard to the use of leverage. Note particularly that that the Fund currently employs financial leverage primarily through its outstanding VRDP Shares and that for the six months ended August 31, 2012, the average daily balance outstanding on VRDP Shares and annual dividend rate was $158,100,000 and 0.29%, respectively. Please also note that the Fund may invest up to 15% of its Managed Assets in inverse floating rate securities.

Response: Though not required by Form N-2, we will add the following language to the Cover Page, “The Fund currently employs financial leverage primarily through its outstanding variable rate demand preferred shares (referred to herein as “VRDP Shares”).” The language “The Fund may invest up to approximately 15% of its Managed Assets in inverse floating rate securities” already appears in the “Portfolio Contents” paragraph on the Cover Page.

Prospectus Summary (Pages 1 – 14)

4. Comment: The third sentence of the first paragraph under “Investment Objectives and Policies” on page 1 states that “[m]unicipal securities are securities, including municipal bonds and notes, other securities issued to finance and refinance public

April 12, 2013

projects, and related securities and derivative investments creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal income tax” (emphasis added). Please tell us whether the Fund’s investments in derivatives will be counted towards the Fund’s 80% test. If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.

Response: The Registrant believes that the overriding policy purpose of Rule 35d-1 is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment provides investors with a risk/return profile that is commensurate with the focus suggested by its name. Accordingly, when evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In many instances, this amount will be the mark-to-market value of the instrument. In some cases, however, the notional value will be more indicative of the investment exposure of the fund. For example, if the Registrant is the seller of a credit default swap, then the Registrant would be obligated to pay the par (or agreed upon) value of the underlying reference obligation in the event of certain credit events. In such a case, as a seller, the Registrant would be subject to investment exposure on the notional amount of the swap.

5. Comment: The first sentence of the second paragraph under “Investment Objectives and Policies” on page 1 states that “[a]s a fundamental investment policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal and California income tax.” Consistent with Comment 1 above, please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

Response: As noted in Comment 1 above, we will add the following language to the “Investment Objectives and Policies” section in the Prospectus Summary on page 1, “The Fund’s investment objectives and certain investment policies identified as such are considered fundamental and may not be changed without stockholder approval.”

6. Comment: The first sentence of the fourth paragraph under “Investment Objectives and Policies” on page 1 states that “[a]s a non-fundamental investment policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in investment grade securities that, at the time of investment are rated investment grade or are unrated but judged to be of comparable quality by the Fund’s sub-adviser, Nuveen Asset Management.” Consistent with Comment 2 above, please disclose in this section that this policy will not be changed without 60 days’ prior notice to shareholders.

April 12, 2013

Response: As noted in Comment 2 above, to avoid unnecessary repetition of the requirement that this policy may not be changed without 60 days’ notice to shareholders, the following language has been added to “The Fund’s Investments—Investment Policies” on page 24 of the Prospectus:

The Fund’s policy of investing under normal market circumstances at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality is not considered to be fundamental by the Fund and can be changed without shareholder approval. However, this policy may only be changed by the Fund’s Board following the provision of 60 days’ prior notice to Common Stockholders.

The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

7. Comment: The last sentence of the third paragraph under “Distribution Through At-the-Market Transactions” on page 4 states that “[u]nless otherwise indicated in a further Prospectus supplement, each of Nuveen Securities and Stifel Nicolaus will act on a reasonable efforts basis.” Please tell us what is meant by the term “reasonable efforts” basis and how it differs from a “best efforts” basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

Response: We do not expect that Nuveen Securities would be deemed to be an underwriter in connection with an at-the-market sale of Common Shares of the Fund, and the purpose of the statement under “Distribution Through At-the-Market Transactions” to which you refer is to clarify that, to the extent Nuveen Securities is deemed to be an underwriter, it will not be acting as such in the manner of more traditional offerings. Unlike an underwriter in a firm commitment underwriting, Nuveen Securities would not purchase and resell a fixed number of securities. Unlike an underwriter in a best efforts underwriting, Nuveen Securities will not set a minimum or maximum numbers of shares to be sold and, therefore, will not establish an escrow account to be used pending the sales process. Instead, Nuveen Securities will merely use reasonable efforts to facilitate the sale of shares to purchasing broker-dealers. Because the at-the-market sales of Common Shares of the Fund would not involve a best efforts underwriting, the Registrant has not included the information required by Instruction 5 of Item 1 of Form N-2.

8. Comment: The fifth paragraph under “Leverage Risk” on page 10 states that “[t]he Fund may invest in the securities of other investment companies, which may themselves be leveraged and therefore present similar risks to those described above.” Please also disclose in this section that this additional leverage serves to magnify the risk.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

April 12, 2013

9. Comment: The first sentence of the second paragraph under “Derivatives Risk, including the Risk of Swaps” on page 12 states that “[t]he Fund may enter into various types of derivatives transactions, including futures, options, swaps (including credit default swaps, interest rate swaps and total return swaps), among others.” Please confirm that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy.

Response: We confirm that the derivatives listed in the sentence referenced above are currently all the derivatives that the Fund may invest in as a principal investment strategy.

10. Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on pages 13. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax-exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code of 1986, as amended, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions.

Trading and Net Asset Value Information (Page 20)

11. Comment: Please also disclose in this section: (a) whether the Fund’s Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. Alternatively, the Fund may include a cross-reference to the relevant disclosure (e.g., see “Repurchase of Fund Shares; Conversion to Open-End Fund on page 58 of the Prospectus). See Item 8.5.d. of Form N-2.

Response: The table on page 19 of the Prospectus shows the Fund’s historical trading at premiums and discounts. To address (b) and (c), we will add a cross-reference to relevant disclosure in “Repurchase of Fund Shares; Conversion to Open-End Fund beginning on page 58 of the Prospectus.

April 12, 2013

The Fund’s Investments (Pages 21 – 33)

12. Comment: The last sentence of the fifth paragraph under “Investment Policies” on page 24 states that “[t]he Fund may also invest in securities of other open- or closed-end investment companies (up to 10% of its Managed Assets) that invest primarily in municipal bonds of the types in which the Fund may invest directly.” Please confirm to us that no acquired fund fees and expenses are required to be included in the fee table on page 15.

Response: We confirm that no acquired fund fees and expenses are required to be included in the fee table on page 15.

13. Comment: The fourth sentence of the sixth paragraph under “Investment Policies” on page 24 states that “during temporary defensive periods (e.g., times when, in NFA’s opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt bond market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund’s cash fully invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable (or in securities of other open- or closed-end investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly).” Please state in this section that the Fund may not achieve its investment objectives during this period.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Risk Factors (Pages 36 – 46)

14. Comment: The second sentence of the paragraph under “Certain Affiliations” on page 46 states that “[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions.” Please disclose in this section whether the Fund has, has applied for, or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

April 12, 2013

STATEMENT OF ADDITIONAL INFORMATION

Use of Proceeds (Page 1)

15. Comment: The first sentence of the paragraph under “Use of Proceeds” on page 1 states that “[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in various securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and related securities and derivative instruments creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal income tax (“municipal securities”), in accordance with the Fund’s investment objectives and policies as stated below.” However, the first sentence of the first paragraph under “Use of Proceeds” on page 21 of the Prospectus states that “[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in municipal securities in accordance with the Fund’s investment objectives and policies as stated below.” Please revise these sentences so that they are more consistent with each other.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Investment Restrictions (Pages 1 - 3)

16. Comment: The last paragraph prior to “Investment Policies and Techniques” on page 3 states that “[a]t least six months prior to the scheduled redemption of all outstanding VRDP Shares in 2040, the Fund will maintain segregated assets rated at least investment grade (and including Deposit Securities in an amount equal to 20% of segregated assets, with 135 days remaining to the redemption date, increasing to 100% with 15 days remaining) with a market value equal to at least 110% of the liquidation preference of all outstanding VRDP Shares until the redemption of all such outstanding VRDP Shares” (emphasis added). Please define the term “Deposit Securities” in this section.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Investment Policies and Techniques (Pages 3 - 18)

17. Comment: The first sentence of the second paragraph under “Segregation of Assets” on page 15 states that “[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff” (emphasis added). Please disclose in this section what is meant by the term “generally” in this context.

Response: We will replace the sentence with, “To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used for other operational purposes.”

April 12, 2013

Portfolio Managers (Pages 41-43)

18. Comment: The first sentence of the second paragraph under “Annual cash bonus” on page 42 states that “[a] portion of each portfolio manager’s annual cash bonus is based on the Fund’s investment performance, generally measured over the past one- and three or five-year periods unless the portfolio manager’s tenure is shorter.” Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Response: We have modified the language to indicate that performance-based compensation will be based on pre-tax performance.

Proxy Voting Policies (Page 42)

19. Comment: The first sentence of the second paragraph under “Proxy Voting Policies” on page 44 states that “[i]n the rare event that a municipal issuer held by the Fund were to issue a proxy, or that the Fund were to receive a proxy issued by a cash management security, Nuveen Asset Management would either engage an independent third party to determine how the proxy should be voted or vote the proxy with the consent, or based on the instructions, of the Fund’s Board of Directors or its representative.” Because the Fund does not invest exclusively in non-voting securities, please state that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s website at a specified Internet address; or both; and (ii) on the Commission’s website at http://www.sec.gov. See Item 18.16 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

April 12, 2013

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Long at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy

Gifford Zimmerman